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FOR IMMEDIATE RELEASE

ATTENTION: FINANCIAL AND BUSINESS EDITORS
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Contact:      Florence R. Doller
              NBT Bank
              607-337-6118

                                           Filed by NBT Bancorp Inc. pursuant
                                      Rule 425 under the Securities Act of 1933.

                   NBT BANK TO RELOCATE COLDBROOK PLAZA OFFICE
                             TO NEW SHOPPING CENTER

    LAKE PLACID, NY (January 12, 2001) - NBT Bank recently announced plans to relocate its office in Lake Placid's Coldbrook Plaza to The Outpost at Lake Placid, a new retail complex currently under construction on Saranac Avenue. The new location is slated to open early this spring.
    The Outpost at Lake Placid will offer 70,000 square feet of retail and office space including a Price Chopper, NBT Bank and other retail stores. The complex also includes a health and fitness center that is currently open for business and has over 1,000 members. According to Developer Joseph Barile of The Lake Placid Group, "The Outpost at Lake Placid will set a new benchmark for the quality and appearance of this type of retail space. The buildings in the complex are being constructed with an Adirondack look that features natural timbers and stone and is reflective of Lake Placid's unique style."
    "We are excited to be a part of this new hub of retail activity in Lake Placid," stated NBT Bank Vice President and Regional Sales Manager Patricia A. Garrow. "Our new branch combined with our historic office on Main Street and our location in Saranac Lake will provide customers with enhanced access to our bank throughout the area."
    NBT Bank's new office will be a freestanding building with a larger teller and customer service area. Branch Manager Kelly J. Conway commented, "Our customers will also enjoy our expanded drive-up facility featuring two drive-up teller lanes and a drive-up ATM." In addition, Conway noted that extended hours are being planned for the new location.
    NBT Bank, N.A., a subsidiary of NBT Bancorp Inc., services communities in ten Upstate New York counties from 37 locations. NBT Bancorp recently announced a definitive agreement with First National Bancorp, Inc. (FNB) providing for the merger of FNB into NBT. The merger agreement also includes the merger of FNB's subsidiary, The First National Bank of Northern New York, into NBT Bank, N.A.

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The merger,  which is subject to NBT's satisfactory  completion of due diligence and approval of the merger by FNB's shareholders and by regulatory authorities, is expected to close in the second quarter of 2001. A successful merger will result in the expansion of NBT Bank's presence in the North Country to include offices in Canton, Massena, Norfolk, Ogdensburg and Potsdam in St. Lawrence County and an office in Malone in Franklin County. NBT Bank currently has a total of six offices in the North Country including locations in Lake Placid, Saranac Lake, Plattsburgh and Ellenburg Depot.

Forward-Looking Statements
     This news release contains forward-looking statements. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of the management of NBT Bancorp and its subsidiaries and on the information available to management at the time that these statements were made. There are a number of factors, many of which are beyond NBT's control, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) regulatory approvals and clearances and other prerequisites to the merger of NBT and FNB may not be obtained, or may be received outside of expected time frames; (2) competitive pressures among depository and other financial institutions may increase significantly; (3) revenues may be lower than expected; (4) changes in the interest rate environment may reduce interest margins; (5) general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which NBT is engaged; (7) costs or difficulties related to the integration of the businesses of NBT and its merger partners may be greater than expected; (8) expected cost savings associated with recent and pending mergers and acquisitions may not be fully realized or realized within the expected time frames; (9) deposit attrition, customer loss, or revenue loss following pending mergers and acquisitions may be greater than expected; (10) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than NBT: and
(11) adverse changes may occur in the securities markets or with respect to inflation. Forward-looking statements speak only as of the date they are made. NBT Bancorp does not undertake to update forward-looking statements to reflect subsequent circumstances or events.

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    In  conjunction  with the  proposed  merger,  NBT will  file  with the SEC a registration statement on SEC Form S-4. The registration statement will contain a proxy statement/prospectus, which will describe the proposed merger of NBT and FNB and the proposed terms and conditions of the merger. Shareholders of FNB and other investors are encouraged to read the registration statement and proxy statement/prospectus because these documents will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) or by contacting NBT Bancorp Inc., Attention: Michael J. Chewens, 52 South Broad Street, Norwich, New York 13815, telephone 607-337-6520.